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EXHIBIT (a)(1)(G)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 2, 2017, and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers to be designated by Purchaser that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Arctic Cat Inc.
at
$18.50 Per Share
by
Aces Acquisition Corp.,
Textron Specialized Vehicles Inc.
and
Textron Inc.

        Aces Acquisition Corp., a Minnesota corporation ("Purchaser") and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation ("Textron Specialized Vehicles"), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation ("Textron"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a "Share" and collectively, the "Shares"), of Arctic Cat Inc., a Minnesota corporation ("Arctic Cat"), at a price of $18.50 per Share (the "Offer Price"), payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 2, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). Tendering shareholders of Arctic Cat who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., which is acting as the depositary in connection with the Offer (the "Depositary"), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

        Textron and/or Purchaser will pay all charges and expenses of the Depositary and Alliance Advisors LLC, which is acting as information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Arctic Cat. Following completion of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 3, 2017, UNLESS THE OFFER IS EXTENDED.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below) and (2) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement (as defined below)).

        The term "Minimum Condition" is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Textron or Purchaser, in the aggregate, or with respect to which Textron or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least one Share more than 50% of the Fully Diluted Shares (as defined below). Pursuant to the Merger Agreement, the satisfaction of the Minimum Condition will be determined without treating as validly tendered Shares tendered via guaranteed delivery procedures unless the Depositary has received all required items on account of such Shares in settlement or satisfaction of any such guarantee at or prior to the expiration of the Offer. The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—"Conditions of the Offer" of the Offer to Purchase.

        "Fully Diluted Shares" means all outstanding securities entitled to vote in the election of directors of Arctic Cat or on the adoption of the Merger Agreement and approval of the Merger, together with all such securities which Arctic Cat would be required or permitted to issue assuming the conversion or exchange of any then-outstanding warrants, options, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not then convertible, exchangeable or exercisable.

        The purpose of the Offer is to acquire control of, and the entire equity interest in, Arctic Cat. No dissenters' rights are available to holders of Shares in connection with the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 24, 2017 (as it may be amended, restated or supplemented from time to time, the "Merger Agreement"), among Textron, Purchaser and Arctic Cat. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Minnesota Business Corporation Act (the "MBCA"), Purchaser will merge with and into Arctic Cat (the "Merger"), with Arctic Cat continuing as the surviving corporation and an indirect wholly owned subsidiary of Textron.

        Pursuant to the Merger Agreement, at the effective time of the Merger each outstanding Share (other than Shares owned by (a) Textron or Purchaser or any other subsidiary of Textron or (b) any shareholder of Arctic Cat who is entitled to and properly demands and exercises dissenters' rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will be converted into the right to receive $18.50, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. Textron has agreed under the Merger Agreement to provide or cause to be provided to Purchaser the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. The Merger Agreement is more fully described in Section 12—"Merger Agreement; Other Agreements" of the Offer to Purchase.

        On January 23, 2017, each of the Arctic Cat Board of Directors (the "Arctic Cat Board") and, as required by the MBCA, a committee of disinterested directors of the Arctic Cat Board, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Arctic Cat and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that Arctic Cat's shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required to consummate the Merger, such shareholders approve and adopt the Merger Agreement and the Merger. Accordingly, and for other reasons described in more detail in Arctic Cat's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed with the United States Securities and Exchange Commission (the "SEC") and, together with the Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the shareholders of Arctic Cat in connection with the Offer, the Arctic Cat Board unanimously recommends that Arctic Cat's shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Pursuant to the Merger Agreement, Arctic Cat granted to Purchaser an irrevocable option (the "Top Up Option"), exercisable only after the acceptance for payment of Shares in the Offer, to purchase, at a price per share equal to the Offer Price, additional Shares (the "Top Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Textron and Purchaser, will constitute one Share more than 90% of the Fully Diluted Shares (after giving effect to the issuance of the Top Up Option Shares). The Top Up Option is not exercisable unless immediately after such exercise and the issuance of the Top Up Option Shares, Textron and Purchaser would, directly or indirectly, hold, in the aggregate, at least 90% of the outstanding Shares. The Top Up Option is not exercisable for a number of Shares in excess of Arctic Cat's total authorized and unissued Shares. The aggregate par value of the Shares issued pursuant to the Top Up Option is to be paid in cash and the balance of the aggregate price is to be paid by a promissory note of Purchaser or cash, or a combination of cash and a promissory note. Any such promissory note (i) will bear interest at the rate per annum equal to the short-term applicable federal rate on the date of execution and delivery of such promissory note, payable in arrears at maturity, (ii) will mature on the first anniversary of the date of execution and delivery of such promissory note, (iii) may be prepaid without premium or penalty and (iv) will have no other material terms. The purpose of the Top Up Option is to permit Purchaser to consummate the Merger as a "short-form" merger pursuant to Section 302A.621 of the MBCA and without convening a meeting of the shareholders of Arctic Cat. Following the Offer, if Textron and Purchaser, directly or indirectly, would not own, in the aggregate, at least 90% of the outstanding Shares, a vote of the shareholders of Arctic Cat is required to consummate the Merger. In such case, the approval of the Merger at a meeting of the shareholders of Arctic Cat would be assured because of Purchaser's ownership of at least one Share more than 50% of the Fully Diluted Shares following completion of the Offer.

        Upon the terms and subject to the conditions of the Merger Agreement, in the event that Textron and Purchaser acquire, in the aggregate, at least 90% of the then-outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the shareholders of Arctic Cat in accordance with Section 302A.621 of the MBCA.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering shareholders of Arctic Cat for the purpose of receiving payments from Purchaser and transmitting such payments, less any applicable withholding tax, to shareholders of Arctic Cat whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

        In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message

(as defined in Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in connection with book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

        The Merger Agreement provides that Purchaser may, in its sole discretion, extend the Offer for one or more periods of up to twenty (20) business days each if, at the then scheduled expiration date of the Offer, any of the conditions to the Offer set forth in the Merger Agreement and described in Section 15—"Conditions of the Offer" of the Offer to Purchase have not been satisfied or, to the extent permitted by applicable law, waived by Textron or Purchaser. The Merger Agreement also provides that Purchaser will extend the expiration date of the Offer for any period or periods required by applicable law or any applicable rule, regulation, interpretation or position of the SEC or its staff. In no event will Purchaser be required to extend the Offer for any reason beyond the earlier to occur of (a) the date the Merger Agreement is terminated or (b) May 24, 2017. See Section 1—"Terms of the Offer" of the Offer to Purchase for additional information about Purchaser's obligations to extend the Offer.

        If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or, to the extent permitted by applicable law, waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following Purchaser's acceptance and payment for Shares tendered in the Offer, Purchaser will, if required, in order to enable Textron and Purchaser to acquire, in the aggregate, at least 90% of the Shares then outstanding, provide for one "subsequent offering period" (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of not less than three (3) nor more than twenty (20) business days (the "Subsequent Offering Period") as determined in the sole discretion of Textron and Purchaser. During the Subsequent Offering Period, shareholders of Arctic Cat may tender, but not withdraw, their Shares and receive the Offer Price, and all Shares that are validly tendered pursuant to the Offer will be immediately accepted for payment by Purchaser and Purchaser will immediately pay for such Shares at the Offer Price.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to March 3, 2017, the initial expiration of the Offer (including any extensions thereof but excluding the pendency of the Subsequent Offering Period). If not accepted for payment as provided in the Offer to Purchase on or prior to April 27, 2017, Shares may also be withdrawn at any time after April 27, 2017.

        For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. None of Textron, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during the Subsequent Offering Period by following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Arctic Cat has provided Textron and Purchaser with the shareholder list of Arctic Cat and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

        The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—"Material United States Federal Income Tax Consequences" of the Offer to Purchase.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Textron's expense. Shareholders may also contact their banks, brokers, commercial banks or trust companies for assistance concerning the Offer. Textron and Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
 Call Collect: (973) 873-7780
 or
Call Toll-Free: (888) 991-1293
 Email: reorg@allianceadvisorsllc.com

February 2, 2017

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The Information Agent for the Offer is